UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                    GBJ, Inc.
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                                (Name of Issuer)



                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)



                                     49567U
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                                 (CUSIP Number)

                                  Gene Jackson
                               1045 Stephanie Way
                              Minden, Nevada 89423
                                 (775) 782-2506
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                January 31, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No.  49567U
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Gene Jackson
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

               (a)  [ ]

               (b)  [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)

          OO
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
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   NUMBER OF      7      SOLE VOTING POWER

     SHARES              2,000,000
                 ---------------------------------------------------------------
   BENEFICIALLY
                  8      SHARED VOTING POWER
    OWNED BY
                         0
     EACH        ---------------------------------------------------------------

   REPORTING      9      SOLE DISPOSITIVE POWER

     PERSON              2,000,000
                 ---------------------------------------------------------------
      WITH       10     SHARED DISPOSITIVE POWER

                        0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,000,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)
                                                                             [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.62% (based on 26,242,602 shares of Common Stock issued and outstanding)
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14        TYPE OF REPORTING PERSON (See Instructions)

          CO
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

ITEM 1. SECURITY AND ISSUER

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Common Stock"), of Kingdom Ventures, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1045 Stephanie Way, Minden, Nevada 89423.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of GBJ, Inc., a Nevada corporation ("J&J Holdings" or the "Reporting Person"). Identity and background information on the Reporting Person is as follows:

(a)      Name: GBJ, Inc.

(b)      State of Organization: Nevada

(c)      Principal Business: Management consulting services

(d) Address of Principal Business and Office: 1045 Stephanie Way, Minden, Nevada 89423.

(e) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 31, 2004, the Reporting Person acquired 2,000,000 shares of Common Stock of the Issuer in consideration for partial forgiveness of a debt in the amount of $246,777.65 owed to the Reporting Person by J & J Holdings, Inc.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person holds the shares of Common Stock for investment purposes only. The Reporting Person will continually evaluate the business, financial condition and prospects of the Issuer, market price of the Common Stock, return on investment, alternative investments and conditions in the economy and in the industry in which the Issuer is engaged with a view toward determining whether to hold, decrease or increase its investment in shares of Common Stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, the Reporting Person may sell all or a portion of its shares of Common Stock, or may purchase additional shares of Common Stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

The Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws or to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Based upon information set forth in the Issuer's Quarterly Report on Form 10-QSB/A filed with the Securities and Exchange Commission on December 30, 2003, as of December 12, 2003, there were 26,242,602 shares of Common Stock issued and outstanding.

                                  J&J Holdings:

(a) Amount Beneficially Owned: 2,000,000 (7.62% of Common Stock issued and outstanding)

(b) Number of Shares which such person has:

         (i)      Sole power to vote or to direct the vote of: 2,000,000

         (ii)     Shared power to vote or to direct the vote of: 0

         (iii)    Sole power to dispose or to direct the disposition of:
                  2,000,000

         (iv)     Shared power to dispose or to direct the disposition of: 0

(c) Except as set forth above, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the past sixty days.

(d) Gene Jackson, an individual, and his wife and their children own 100% of the outstanding capital stock of the Reporting Person. Gene Jackson is the President and Treasurer of the Reporting Person. Gene Jackson owns no shares of Common Stock of the Issuer. No other person is known to the Reporting Person or Gene Jackson to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements understandings, agreements or relationships (legal or otherwise) among the Reporting Person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2004

                                            GBJ, INC.




                                            /s/ Gene Jackson
                                            -----------------------
                                            Gene Jackson,
                                            President